Chunghwa  Telecom

January 10, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Dec	Invoice amount	18,862,948	18,489,700	(+)373,248	(+)2.02%

Jan-Dec	Invoice amount	199,047,103	197,690,960	(+)1,356,143	(+)0.69%

Dec	Net sales	18,201,488	16,377,363	(+)1,824,125	(+)11.14%

Jan-Dec	Net sales	191,099,724	192,462,104	(-)1,362,380	(-)0.71%

b                  Trading purpose : None